

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 1, 2022

Angela Selden
President and Chief Executive Officer
American Public Education, Inc.
111 West Congress Street
Charles Town West Virginia 25414

> **Re: American Public Education, Inc.**
> **Annual Report on Form 10-K for the year ended December 31, 2021**
> **Filed March 2, 2022**
> **File No. 001-33810**

Dear Angela Selden:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page 93

1. Please revise to include a report of the independent registered public accounting firm which covers Schedule II Valuation and Qualifying Accounts. Refer to the guidance in Rule 5-04(c) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Linda Cvrkel at (202)551-3813 or Angela Lumley at (202) 551-3398 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard W. Sunderland Jr., CPA